One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com EDWIN BATISTA edwin.batista@dechert.com +1 617 728 7165 Direct

February 21, 2025

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 70

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 70 to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”). PEA No. 70 was filed in connection with certain changes being made to Harbor Multi-Asset Explorer ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 70.

COMMENT 1:	To the extent the filing contains blank or bracketed information, please confirm the Registrant will file a complete registration statement in its next amendment.

Response:	The Registrant confirms that it will file a complete registration statement in its next amendment.

COMMENT 2:	Please provide responses as soon as possible but at least within five business days prior to the date of effectiveness.

Response:	The Registrant acknowledges this comment and has responded accordingly.

COMMENT 3:	Comments are global and apply to identical or similar pieces of disclosure in the filing.

Response:	The Registrant acknowledges this comment and has responded accordingly.

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COMMENT 4:	If you determine to decline a comment, please explain your position including your well-reasoned legal arguments in support of your views.

Response:	The Registrant acknowledges this comment and has responded accordingly.

COMMENT 5:	Please do not rephrase comments to state they are for consideration unless the Staff explicitly says the comments are for consideration.

Response:	The Registrant acknowledges this comment and confirms that it has not rephrased the Staff’s comments.

COMMENT 6:	The reference to the Commodities and Futures Trading Commission (“CFTC”) has been deleted from the statement required by Rule 481 under the 1933 Act. Please add this reference back or supplementally explain your basis for removing.

Response:	The Registrant notes that revisions to the Fund’s disclosures in response to the Staff’s comments will be filed in conjunction with the annual update to the Registrant’s registration statement pursuant to Rule 485(b) under the 1933 Act. The Registrant confirms that the Registrant’s registration statement will contain the reference to the CFTC in the statement required by Rule 481 under the 1933 Act.

COMMENT 7:	The Staff notes that the Item 4 risk disclosure includes disclosure regarding the risks of investing in small capitalization companies. The principal investment strategy does not describe the capitalizations of the Fund’s applicable investments. Such disclosure should be added to the Item 4 investment strategy section and attendant Item 4 risk disclosure should be added as well.

Response:

The Registrant has incorporated this comment and revised the disclosure as set forth in response to Comment 12 to indicate that the Fund may invest in issuers of all market capitalizations. Furthermore, the Registrant has deleted the Item 4 risk disclosure regarding small cap issuers and added the following Item 4 risk disclosure:

“Market Capitalization Risk: The Fund may invest in companies of any market capitalization. Securities of smaller companies are usually less stable in price and less liquid than those of larger, more established companies. Smaller companies may have limited product lines, markets and financial resources. Additionally, small- and mid-cap stocks may fall out of favor relative to large cap stocks, which may cause the Fund to underperform other equity funds that focus on larger capitalized companies. Likewise, large cap stocks may fall out of favor relative to small- and mid-cap stocks, which may cause the Fund to underperform other equity funds that focus on smaller capitalized companies.”

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COMMENT 8:	To the extent the Fund invests in REITs directly or indirectly through Underlying Funds, please describe the specific types of REITs in which the Fund will invest as part of its principal investment strategy and the attendant risks.

Response:	While the Registrant may obtain exposure to REITs through investments in Underlying Funds, the Fund’s current exposure to REITs is negligible. The Registrant therefore does not believe that further disclosure regarding REITs is necessary. The Registrant confirms that if the Fund’s exposure to REITs materially increases, it will consider revising the Fund’s principal investment strategy to add specificity regarding these investments.

COMMENT 9:	Please describe the specific types of commodities in which the Fund will invest as part of its principal investment strategy and the attendant risks. This includes investments made by the Subsidiary.

Response:

The Registrant has revised the disclosure to indicate that the Fund’s commodity exposure is primarily an exposure to gold as set forth below in response to comment 12. Furthermore, the Registrant has added the following Item 4 risk disclosure regarding precious metals:

“Precious Metals Investment Risk: Prices of precious metals, including gold and silver, and of precious metal-related financial instruments historically have been very volatile and may fluctuate sharply over short periods of time. The high volatility of precious metals prices may adversely affect the prices of financial instruments that derive their value from the price of underlying precious metals. The production and sale of precious metals by governments or central banks or other larger holders can be affected by various economic, financial, social and political factors, which may be unpredictable and may have a significant impact on the prices of precious metals.”

COMMENT 10:	The Fund’s principal investment strategy says it may invest in cash and cash-equivalents. Please specify the types of cash-equivalents in which the Fund will invest as part of its principal investment strategy and the attendant risks.

Response:	The Fund does not invest in cash-equivalents as part of its principal investment strategy and the Registrant has deleted the reference to cash-equivalents from the Fund’s principal investment strategy disclosure as shown in the response to Comment 12.

COMMENT 11:	Any management fees paid by the Subsidiary should be reflected in the Management Fee line item in the expense table. Other expenses related to the Subsidiary should be reflected in the Other Expenses line item in the expense table. Please revise the footnote to the expense table to state in plain English what expenses are incurred by the Fund through the Subsidiary. If the Subsidiary does not pay a management fee, please clarify that is the case and, accordingly, no such fees are reflected in the fee table.

Response:	The Fund’s investment advisory agreement reflects a unitary fee structure whereby the Advisor will bear the operating expenses of the Fund, with certain exceptions. This includes the expenses associated with investment in the Subsidiary (subject to exceptions for certain types of expenses, which exceptions apply at both the Fund and Subsidiary level). Accordingly, the Fund is not bearing any incremental expenses related to establishing the Subsidiary. The Registrant therefore believes that it is not necessary to further revise the disclosure.

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COMMENT 12:	The disclosure states that the Fund “generally invests through underlying Funds, but it may also invest directly” in certain investments. The disclosure elsewhere states that the Fund pursues its investment objective “primarily through investments in a diversified portfolio of” Underlying Funds. Please reconcile the use of the terms “generally” and “primarily” with respect to the Fund’s investments in Underlying Funds. In particular, please delete “generally” or explain why it is not misleading.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“To seek to achieve the Fund’s investment objective, Harbor Capital Advisors Inc., the Fund’s investment adviser (the ‘Advisor’), allocates the Fund’s assets among various asset classes and market sectors based on its assessment of global economic and market conditions, primarily through investments in a diversified portfolio of exchange-traded funds, including other funds managed by the Advisor (‘Underlying Funds’).

The Fund invests in Underlying Funds that provide exposure to one or more broad asset classes that include, ~~such as~~ equities (including securities of all capitalizations), fixed income securities of any credit quality (including below-investment grade bonds, also known as high-yield bonds or ‘junk’ bonds), real estate investment trusts, commodities (primarily gold), U.S. government securities and cash ~~and cash equivalents~~. The Fund invests, through Underlying Funds, in markets around the world, including both in developed and emerging markets. The Fund generally invests in Underlying Funds that seek to track indices, including those designed to provide exposure to particular sectors or industries (such as communication services, financials and/or technology) or style factors (such as growth, value, and/or low volatility). However, the Fund may invest in Underlying Funds that are actively managed. While the Fund primarily~~generally~~ invests through Underlying Funds, it may also invest directly in fixed income securities and ~~derivatives, such as~~ futures ~~and options~~, in limited circumstances where the Advisor believes that a particular exposure is better achieved through direct investments. The Fund’s indirect and direct investments may be in the securities of foreign and emerging market issuers, which may be denominated in currencies other than the U.S. dollar.”

COMMENT 13:	Please specify the types of equity and fixed-income securities, as well as the specific types of derivatives, in which the Fund invests as part of its principal investment strategy along with their attendant risks.

Response:	The Registrant respectfully notes that the Fund can obtain exposure to a wide variety of investments indirectly through the Underlying Funds and the Registrant believes that the current strategy and risk disclosure is appropriate.

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COMMENT 14:	Please disclose in the Item 4 disclosure the specific purposes for which the Fund will invest in derivatives as part of its principal investment strategy.

Response:	The existing disclosure regarding the Fund’s principal investment strategy states that the Fund may invest in derivatives when the Advisor determines that a particular exposure is best achieved through such investments. Furthermore, the Fund’s principal investment strategy disclosure regarding the Subsidiary indicates that the Subsidiary may invest in derivatives to facilitate the Fund’s intended commodity exposure. The Registrant believes that the disclosure regarding the purposes for the Fund’s investments in derivatives is appropriate.

COMMENT 15:	The Item 4 strategy disclosure describes the Fund’s principal investment strategy in general terms. Please revise generally to add specificity.

Response:	The Registrant notes that it has revised the description of the Fund’s principal investment strategy in response to the Staff’s comments set forth in this letter. The Registrant respectfully believes that no other changes are required to satisfy the requirements of Form N-1A.

COMMENT 16:	The Fund is required to specify how the Fund intends to achieve its investment objective by describing the investments it will make. Accordingly, please delete terms suggesting that the Fund’s investment strategy is incomplete. For example, please delete the phrase “such as” when listing investments in which the Fund will invest.

Response:	The Registrant has incorporated this comment and revised the disclosure as set forth in the response to Comment 12.

COMMENT 17:	Please disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies on an aggregate basis with the Subsidiary. Please disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage on an aggregate basis with the Subsidiary, such that the Fund treats the Subsidiary’s debt as its own. Please disclose that the Subsidiary complies with provisions regarding affiliated transactions and custody. Disclose the identity of the Subsidiary’s custodian, if applicable.

Response:	The Registrant respectfully notes that the requested disclosure is included in the subsection of the Fund’s prospectus titled “Investments in the Wholly Owned Subsidiary” under the section “Additional Information about the Fund’s Investments.” The Registrant further confirms that the Registrant’s registration statement will include the same disclosure that has been made applicable to the Fund and the Subsidiary in its annual update filing.

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COMMENT 18:	The disclosure states that the Subsidiary has the same “general” investment policies and restrictions. Please delete the term “general.” Please further note that the Fund’s strategy and risk disclosure should reflect investments and risks relevant through its investment in the Subsidiary.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“In order to facilitate the Fund’s exposure to commodities, the Fund will invest up to 25% of its total assets, as determined at the end of each fiscal quarter, in a wholly owned and controlled subsidiary (the “Subsidiary”) organized under the laws of the Cayman Islands. The Fund’s investment in the Subsidiary is expected to provide the Fund with exposure to commodity returns within the limits of the federal tax laws, which limit the ability of investment companies such as the Fund to invest directly in such instruments. The Subsidiary has the same investment objective and will follow the same ~~general~~ investment policies and restrictions as the Fund, with the exception that~~. Unlike the Fund,~~ the Subsidiary may invest without limitation in exchange-traded products backed by or linked to a physical commodity or commodity-linked derivative instruments. The Subsidiary’s investment in derivative instruments, including excess return swaps and futures, may have a leveraging effect on the Fund because of the leverage inherent in the use of derivatives. References~~Except as noted, references~~ to the Fund’s investment strategies and risks include those of its Subsidiary. The Subsidiary is advised by the Advisor.”

COMMENT 19:	Please supplementally confirm that the Subsidiary and its Board of Directors will agree to inspection by the Staff of its books and records, which will be maintained pursuant to Section 31 of the Investment Company Act and the rules thereunder.

Response:	The Registrant confirms that the Subsidiary and its Board of Directors will agree to inspection by the Staff of its books and records and that such books and records will be maintained pursuant to Section 31 of the Investment Company Act and the rules thereunder.

COMMENT 20:	Please supplementally confirm that the Subsidiary and its Board of Directors will designate an agent for service of process in the United States.

Response:	The Registrant confirms that the Subsidiary and its Board of Directors will designate an agent for service of process in the United States.

COMMENT 21:	Any advisory agreement with the Subsidiary is a material agreement that should be filed as an exhibit on Part C of the registration statement. Please confirm it will be filed by amendment.

Response:	The Registrant confirms that the advisory agreement with the Subsidiary will be filed as an exhibit on Part C of the Registrant’s registration statement by amendment.

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COMMENT 22:	Please confirm that the Fund does not intend to acquire primary control over any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund.

Response:	The Registrant confirms that the Fund does not intend to acquire primary control over any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund.

COMMENT 23:	Please specify the physical commodities and commodity-linked derivatives in which the Subsidiary will invest. This disclosure may be added to Item 9.

Response:	The Registrant notes that it has revised the existing disclosure regarding commodities to indicate that the Fund’s exposure to commodities will primarily be an exposure to gold. The Registrant respectfully feels that further revisions are not necessary.

COMMENT 24:	Please delete the phrase “except as noted” from the sentence “[e]xcept as noted, references to the Fund’s investment strategies and risks include those of the Subsidiary.” The strategy for the Fund should be described on an aggregate basis with the Subsidiary.

Response:	The Registrant has incorporated this comment and revised the disclosure as shown in response to Comment 18.

COMMENT 25:	There is Item 4 risk disclosure that indicates the Fund may invest in securities denominated in U.S. dollars and other currencies. Please add correlating Item 4 strategy disclosure.

Response:	The Registrant has incorporated this comment and revised the disclosure as shown in response to Comment 12.

COMMENT 26:	Please revise the risk disclosure regarding investments in affiliated funds to indicate if shareholders will be subject to multiple layers of fees. Conversely, if there will be waiver or reimbursement to offset fees incurred through investments in underlying affiliated funds, please disclose this.

Response:

The Registrant respectfully notes that the existing disclosure contains the following statement:

“If the Fund invests in another Harbor ETF Trust fund, the management fee paid by the Fund will be reduced to ensure that the Fund does not incur duplicate management fees as a result of its investment.”

The Registrant therefore respectfully declines to make any changes in response to this comment.

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COMMENT 27:	Revise the Fund’s commodity risk disclosure to describe specific types of commodities investments by the Fund and the attendant risks. Please also describe the status of the Advisor, the Fund and the Subsidiary with respect to the CFTC. Specifically, please disclose that the Fund and the Advisor are subject to CFTC regulation and that each is subject to CFTC penalties if reporting is deficient.

Response:

The Registrant has revised the disclosure to indicate that the Fund’s commodity exposure is primarily an exposure to gold as set forth below in response to Comment 12. The Registrant further notes that the following disclosure is contained in the Fund’s SAI:

“The Fund and the Subsidiary are each subject to regulation by the Commodity Futures Trading Commission (‘CFTC’) as a commodity pool. The Advisor is registered as the commodity pool operator of the Fund and the Subsidiary under the Commodity Exchange Act, as amended, and the rules and regulations thereunder and is also subject to the rules and regulations of the CFTC and the National Futures Association.”

The Registrant therefore respectfully declines to make additional changes in response to this comment.

COMMENT 28:	The Fund’s Item 4 risk disclosure contains a reference to equity-related securities. Define “equity-related securities” and please add correlating disclosure to the Item 4 strategy section.

Response:	The Registrant respectfully believes that the term “equity-related securities” is a commonly understood term and that additional disclosure in the Fund’s investment strategy and risk sections is not required to comply with the requirements of Form N-1A.

COMMENT 29:	Please delete the phrase “generally are similar” from the Item 4 Subsidiary Risk risk factor for the reasons stated in Comment 24.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“Subsidiary Risk: By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The derivatives and other investments held by the Subsidiary are the same as~~generally are similar to~~ those that are permitted to be held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund. The Subsidiary is not registered under the Investment Company Act of 1940 (the “Investment Company Act”), and, unless otherwise noted in this prospectus, is not subject to all of the investor protections of the Investment Company Act. In addition, changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and the Statement of Additional Information and could adversely affect the Fund.

COMMENT 30:	There is Item 4 risk disclosure regarding U.S. government securities but there is no correlating strategy disclosure. Please harmonize.

Response:	The Registrant has incorporated this comment and revised the disclosure as set forth in response to Comment 12.

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COMMENT 31:	The only Item 9 disclosure regarding capitalization of the Fund’s investments is small cap risk. Please expand as appropriate to cover the capitalizations of all issuers in which the Fund will invest as part of its principal investment strategy.

Response:	The Registrant respectfully refers to its response to Comment 7 and confirms that it has deleted the risk regarding small capitalization issuers from Item 9.

COMMENT 32:	Please revise the introductory language of the Performance section in the summary prospectus to the former language.

Response:	The Registrant respectfully declines to make this change as the changes to the introductory language in the Performance section were made to reflect the fact that the Fund has been in operation for at least one calendar year, which will be true at the time of the Registrant’s annual update filing.

COMMENT 33:	Please revise the title of the section labeled Principal Investments as it also contains discussion of risks. Please revise the introductory language to this section as well.

Response:	The Registrant respectfully declines to incorporate this comment. The Registrant respectfully notes that the introductory language to this section makes clear that the disclosure contained within this section describes the Fund’s principal investments and related risks. The Registrant further notes that discussion of relevant risks are set off by subheadings that contain “risk” in the title.

COMMENT 34:	The Staff notes that there are multiple instances of lack of correlation between the Item 4 and Item 9 sections of the prospectus. Please ensure that the Item 4 section correlates to the Item 9 section with respect to the Fund’s principal investments and principal risks. Non-principal investments and risks should not be included in a Fund’s prospectus, but rather in the Fund’s SAI.

Response:	The Registrant acknowledges this comment and confirms that it has not included non-principal risks in the prospectus. The Registrant respectfully notes that it believes the Item 4 and Item 9 disclosure correlate to the extent required by Form N-1A.

COMMENT 35:	Item 9 contains a general description of the Fund’s investments in REITs. Please revise to describe the specific types of REITs in which the Fund will invest and the attendant risks.

Response:	The Registrant respectfully refers to its response to Comment 8. The Registrant respectfully declines to incorporate any changes to this comment.

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COMMENT 36:	Portions of the disclosure regarding the Advisor’s status as a commodity pool operator in the Fund’s SAI are bracketed. Please confirm the final disclosure.

Response:	The Registrant confirms that brackets will removed from the disclosure in the next amendment to the Registrant’s registration statement.

COMMENT 37:	Please add disclosure to the description of the Fund’s concentration policy stating that the Fund will consider the holdings of investment companies in which the Fund invests when determining its compliance with its concentration policy.

Response:	The Registrant is not aware of a requirement to “look through” underlying investments for purposes of administering the Fund’s concentration policy. Therefore, the Registrant feels that the current disclosure is appropriate. However, to the extent the Advisor determines that an investment in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Advisor will ensure that the Fund has appropriate risk disclosure relating to that investment.

COMMENT 38:	With respect to the statement that “[g]reater than 25% of the Fund’s total assets may be indirectly exposed to particular industry through its investment in one or more underlying funds.” Please explain how this statement is consistent with the Fund’s concentration policy. Please confirm that the Fund is not intending to rely on this statement to violate its concentration policy.

Response:	The Registrant respectfully refers to its response to the prior comment. The Registrant believes that investments in Underlying Funds that may indirectly result in greater than 25% of the Fund’s total assets being invested in a particular industry are not inconsistent with the Fund’s concentration policy. The Registrant confirms it does not intend to violate its concentration policy by making such investments.

COMMENT 39:	With respect to the statement that privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry, please note the Staff believes that this position conflicts with section 8(b)(1)(e) of the Investment Company Act of 1940 by allowing the Fund freedom to concentrate. The Staff does not believe it is consistent with the Act to categorically exclude asset-backed securities from counting as investments in an industry or group of industries, because concentrated investments in those investments can expose investors to risks common to one industry or a group of industry. Please delete this statement or revise this statement so say that only government-backed asset backed securities do not represent investments in particular industries.

Response:	The Registrant notes that a commonly accepted understanding of industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant further notes generally

February 21, 2025 Page 11

that obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. The Fund treats mortgage-backed securities that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective. For the foregoing reasons, the Registrant respectfully declines to revise the disclosure. The Registrant acknowledges that the SEC Staff disagrees with the Registrant’s position.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista
Edwin Batista

Cc:	Diana R. Podgorny, Esq.
Meredyth Whitford-Schultz, Esq.
Meredith Dykstra, Esq.
Harbor ETF Trust

Christopher P. Harvey, Esq.
Stephanie A. Capistron, Esq.
Dechert LLP